Exhibit 99.1

Meihua International Medical Technologies Co., Ltd. Appoints

New CEO, CFO and Directors

YANGZHOU, China, Dec. 5, 2022 /PRNewswire/ -- Meihua International Medical Technologies Co., Ltd. (“MHUA” or the “Company”) (NASDAQ: MHUA), a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China, today announced the appointments of Mr. Xin Wang as Chief Executive Officer and director, Mr. Lianzhang Zhao as Chief Financial Officer and Ms. Huijuan Zhao as independent board member, member of the compensation committee and audit committee, and chair of the nominating committee, effective as of December 1st, 2022, to fill the vacancies arising from the voluntary resignations of Mr. Yulin Wang as CEO, interim CFO and director of the Company due to the expiration of his employment contract, and Mr. Xu Han as independent board member, member of the compensation committee and audit committee, and chair of the nominating committee, who resigned for personal reasons.

Prior to joining MHUA, from 2021 until 2022, Mr. Xin Wang was CEO of the Jiangsu Yada Technology Group Co., Ltd., a PRC company that develops distributes medical devices. In addition, Mr. Wang served as Vice General Manager of Shanghai New Asia (Group) Co., Ltd., a pharmaceutical company, where he led production management, market expansion, research and development of proprietary Chinese traditional medicines from 2020 to 2021. From 2018 to 2020, Mr. Wang held a key position at Panda Group, Inc., a franchise restaurant corporation based in California, where he was in charge of large commercial projects related to expanding its business operations and upgrading its brand strategy in the US market. In addition, Mr. Wang worked as a financial analyst at Morgan Stanley and as area manager at Citibank, N.A., thus providing him insight into global investment banking and US financial markets. Mr. Wang obtained his bachelor’s degree from the University of California Santa Barbara, where he double majored in Financial Mathematics & Statistics Analysis and Computer Science. He also obtained his master’s degree in Actuarial Science in 2012 from UC Santa Barbara.

Prior to his appointment at MHUA, Mr. Lianzhang Zhao was Senior Partner at Yangzhou Hanrui Accounting Firm from 2013 to 2022. Prior to that, from 2000 to 2013, Mr. Zhao served as the chief financial officer of Yangzhou Guolian Garment Factory Co., which is a Sino-US joint venture company in China. Mr. Zhao is a certified public accountant (CPA) in China, allowing him to draw on his diverse financial accounting experience across multiple international markets to support MHUA’s financial reporting matters. Mr. Zhao holds bachelor’s degree in Financial Accounting and Economic Management in 1990 from Yangzhou University.

Ms. Huijuan Zhao served as a member of the management team at Ping’An Bank, where she oversaw services for high net wealth clients and risk control practices from 2019 to 2022. In her prior role as head of marketing and risk control operations at two Jiangsu-based privately owned businesses operating in business and financial service sectors from 2013 to 2019, Ms. Zhao helped build out market expansion and risk control protocols and playbook and played critical supervisory and coaching roles to the growth and expansion of both businesses. She holds a bachelor’s degree in Financial English from Suzhou University, which she received in 2012. Ms. Zhao, our independent director, and Mr. Zhao, our CFO, are not related.

Mr. Yongjun Liu, Chairman of the Company, commented: “We are delighted to welcome Xin, Lianzhang and Huijuan to the Company, all stalwarts in their respective expertise. They are experienced leaders with excellent track records and international background. Their leadership and market insights will help MHUA continue to grow and scale in domestic and international markets, with the goal of achieving strategic transformation of MHUA.”

About Meihua International Medical Technologies Co., Ltd.

Meihua International Medical Technologies is a reputable manufacturer and provider of Class I, II, and III disposable medical devices with operating subsidiaries in China. The Company manufactures and sells Class I disposable medical devices, such as eye drop bottles, medicine bottles and anal bags, and Class II and III disposable medical devices, such as identification tape, gynecological examination kits, inspection kits, surgical kits, medical brushes, medical dressing, masks, disposable infusion pumps, electronic pumps and puncture kits, which products are sold under its own brands and also sourced and distributed from other manufacturers. The Company has received international “CE” certification and ISO 13485 system certification and has also registered with the FDA (registration number: 3006554788) for more than 20 products. The Company has served hospitals, pharmacies, medical institutions and medical equipment companies for over 30 years, providing more than 800 types of products for domestic sales, as well as 120 products which are exported to more than 30 countries internationally across Europe, North America, South America, Asia, Africa and Oceania. For more information, please visit www.meihuamed.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development and plans of future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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